August 7, 2006
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Attn:	Tangela Richter Carmen Moncada-Terry Michael Pressman Mail Stop 7010

Re:	Chaparral Resources, Inc.
Schedule 13E-3/A-1
Filed June 20, 2006
File No. 5-18426

Schedule 14A/A-1
Filed June 19, 2006
File No. 0-07261

Form 10-K/A-1 for the fiscal year ended December 31, 2005
Filed June 19, 2006
File No. 000-07261
Dear Ms. Richter, Ms. Moncada-Terry, and Mr. Pressman:
     On behalf of Chaparral Resources, Inc., a Delaware corporation, I enclose for filing under the Securities Act of 1933, as amended, and the applicable rules and regulations under the Securities Act, the following documents:
•	Amendment No. 2 to the Transaction Statement on Schedule 13E-3, File No. 5-18426, filed on May 1, 2006 (the “Schedule 13E-3”); and

•	Amendment No. 2 to the Proxy Statement on Schedule 14A, File No. 0-07261, filed on April 28, 2006 (the “Schedule 14A”).
     The Schedule 14A and the Schedule 13E-3 have been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated July 11, 2006, relating to these documents. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

General
1.	Comment: We note your response to comment 1. We note, however, that in revising your disclosure you removed LUKOIL Overseas Holding Ltd. and NRL Acquisition Corp. as filing parties. Please revise to include these parties as filing parties in the next amendment.
Response: The Schedule 13E-3 has been revised to include LUKOIL Overseas Holding Ltd. and NRL Acquisition Corp. as filing parties in response to this comment.
Schedule 13E-3/A Filed June 20, 2006
2.	Comment: Consistent with Item 9, please provide a summary of the McDaniel & Associates Consultants reserve report and the BMO Nesbitt Burns fairness report and financial analysis.
Response: We have added a disclosure regarding the reserve report prepared by McDaniel & Associates Consultants Limited on page 32 of the Schedule 14A under the heading “Report of KKM’s Reserve Consultant” in response to this comment. With respect to the financial analysis underlying the BMO Nesbitt Burns fairness report, Item 9 refers to Item 1015 of Regulation M-A, which specifies disclosure of reports, opinions, or appraisals that are “materially related to the Rule 13e-3 transaction.” The BMO Nesbitt Burns fairness opinion was originally prepared for the Special Committee of Nelson in connection with LUKOIL’s bid to amalgamate with Nelson in advance of the amalgamation and well in advance of any discussions between LUKOIL and the Special Committee of Chaparral regarding LUKOIL’s plans for Chaparral.
Although the Special Committee of Chaparral reviewed the BMO Nesbitt Burns fairness opinion, the fairness opinion does not refer to Chaparral and, by its own terms, was not to be relied on by anyone other than the Special Committee of Nelson. LUKOIL and its affiliates do not possess the financial analysis underlying the fairness opinion, and such analysis was never reviewed by the Special Committee of Chaparral. In light of the foregoing, we do not believe that the financial analysis underlying the BMO Nesbitt Burns fairness opinion is “materially related” to the transaction which is the subject of this filing.
3.	Comment: We note your response to prior comment 15. Please file the scripts to which you refer in an appendix to the Schedule 14A.
Response: We have added the scripts to be used by Georgeson Shareholder Communications to solicit proxies as an appendix to the Schedule 14A in response to this comment.
Schedule 14A/A-1 Filed June 19, 2006
Reasons for the Special Committee’s Determination; Fairness of the Merger, page 18

4.	Comment: Please revise your disclosure to separately address procedural and substantive fairness.
Response: We revised the disclosure on pages 18 and 21 of the Schedule 14A to include subheadings in response to this comment.
5.	Comment: We note your response to prior comment 25. Please expand your disclosure to address in reasonable detail why the special committee believed each factor supported its fairness determination as to unaffiliated stockholders. For example, bullet number 1 should be expanded to explain why the special committee’s knowledge of your business, assets, financial condition and results of operations, competitive position, the nature of your business and the energy industry, the risks of doing business in Kazakhstan, and your growth potential support the special committee’s fairness determination. As stated in prior comment 25, a listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. Likewise, revise the section entitled “Position of LUKOIL and NRL Acquisition as to Fairness.” Please note that we may have additional comments on individual factors after reviewing your revisions in response to this comment.
Response: We have added disclosure on pages 18 through 21 and revised disclosure on page 23 of the Schedule 14A in response to this comment.
6.	Comment: Please expand your disclosure to discuss your historical stock prices in greater detail. For instance, we note that you indicate that the board considered the share price of $2.00 per share in June of 2005. Please discuss what consideration the board gave to the fact the price exceeded $7.00 per share in September of 2005 and $6.00 in June of 2006.
Response: We have revised the disclosure on page 19 of the Schedule 14A to expand the disclosure regarding our historical stock prices in response to this comment. The special committee of our board of directors did not consider stock prices after March 13, 2006, the date on which the merger agreement with LUKOIL was executed.
7.	Comment: Please supplementally explain why the ninth bullet point on page 17 is a factor supporting the fairness of the merger. It appears to the staff that the fact that your two “largest and most sophisticated non-affiliated stockholders” refused to agree to this transaction would be a factor weighing against both the substantive and procedural fairness of the transaction.
Response: We have clarified the disclosure on page 20 of the Schedule 14A in response to this comment. We note for the benefit of the Staff that our two largest and most sophisticated non-affiliated stockholders refused to agree to a lock-up agreement in connection with early negotiations with LUKOIL, as described in the section of the Schedule 14A entitled “Special Factors— Background of the Merger” on page 14, and were not asked to execute a lock-up agreement in connection with the fully negotiated merger agreement.

8.	Comment: Your discussion of net book value on page 17 indicates that your special committee believes that net book value has “no correlation” to the fair value of your shares. Please expand your disclosure to explain in greater detail why the special committee believed that “no correlation” exists. It is also unclear to the staff why the special committee included net book value in its bulleted list of factors supporting the fairness recommendation if it believed no correlation exists. Please revise accordingly.
Response: We have added disclosure on page 22 and revised disclosure on page 20 of the Schedule 14A in response to this comment.
9.	Comment: Please provide a discussion of the consideration the special committee gave to going concern value as required by Instruction 2 to Item 1014 of Regulation M-A. Your discussion in the antepenultimate bullet point on page 17 is inadequate in that you do not explain why discounted cash flow as reflected in public market price is a reasonable proxy for going concern value.
Response: We have added disclosure on page 22 and revised disclosure on page 20 of the Schedule 14A in response to this comment.
10.	Comment: It is not clear to the staff why the special committee believed that the absence of a requirement for the approval of the transaction by a majority of the unaffiliated stockholders is a factor weighing in favor of the fairness determination. Typically, the absence of such an approval requirement is a factor weighing against the fairness of a transaction. Refer to Item 1014(c) of regulation M-A.
Response: We have clarified the disclosure on page 20 of the Schedule 14A in response to this comment. The special committee does not believe that the absence of a requirement for the approval by a majority of the unaffiliated stockholders is a factor weighing in favor of the fairness determination. We note for the benefit of the Staff that this factor is listed as a negative factor in the section of the Schedule 14A entitled “Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger—Negative Factors” on page 21 and in the last paragraph under “Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger—Procedural Fairness.”
11.	Comment: We note your disclosure of the reasons why the board did not consider liquidation to be a viable option. Please note that your discussion does not address the required discussion of liquidation value as it relates to the fairness of the transaction. Please revise.
Response: We have added disclosure on page 22 of the Schedule 14A in response to this comment. We note for the benefit of the Staff that the determination of the fair value of the shares of Chaparral includes an element that relates to the future discounted net cash flows expected to accrue to Chaparral from the exploration, production and sale of proved, probable and possible reserves. The discount factors vary widely according to whether the reserves are proved, probable or possible and other factors such as the stability of the operating environment. Accordingly, the fair value of the shares is highly dependant upon the predicted future oil price. In times of high oil prices, it is common for the net book value of a company’s older oil producing assets to be significantly lower than their fair value. In light of the special committee’s belief that Chaparral’s assets were not a viable going concern, the special committee believed that the value of the shares of Chaparral that would have been obtained through liquidation would have been below Petrie Parkman’s discounted cash flow analysis.
12.	Comment: We note your response to comment 28 and reissue the comment. To the extent practicable, quantify the negative factors. In this regard, we refer you to page 18 under the paragraph beginning with “The special committee also considered.” For example, bullet number 3 could be expanded to disclose the amount of the termination fee, and bullet number 4 could be expanded to disclose the tax liability rates.
Response: We have added disclosure in the section of the Schedule 14A entitled “Special Factors—Reasons for the Special Committee’s Determination; Fairness of the Merger—Negative Factors” on page 21 in response to this comment where the factors could be quantified.
13.	Comment: The statement made in your response to prior comment 33 that your board of directors “acted solely on the recommendation of the special committee” appears to be inconsistent with your disclosure on page 20. For instance, if your board relied solely on the recommendation of the special committee it is unclear what “factors” the board of directors did not find practicable to quantify. If your board relied solely on the special committee’s conclusion and analysis your disclosure should reflect such exclusive reliance.
Response: We have revised the disclosure on pages 4, 18 and 23 of the Schedule 14A in response to this comment.
Position of LUKOIL and NRL Acquisition as to Fairness, page 20
14.	Comment: We note your disclosure that LUKOIL and NRL Acquisition “have considered the factors examined by the special committee.” If it is the intention of the filing persons to expressly adopt the analysis and conclusions of the special committee please include a statement to that effect. If that is not the intention, please expand your disclosure to explain what consideration the filing persons gave to each factor discussed by the special committee. Further, if the filing persons are not expressly adopting the analysis and conclusions of the special committee, then the board must separately address each factor set forth in Instruction 2 to Item 1014 of Regulation M-A. Please see prior comment 26 for additional guidance.
Response: We have revised the disclosure on page 23 of the Schedule 14A in response to this comment.
Form 10-K for the fiscal year ended December 31, 2005
Changes in Internal Controls over Financial Reporting, page F-5

15.	Comment: We note your response to comment 45. Please revise to include the information required by Items 307 and 308 of Regulation S-K. Refer to Rule 12b-15 of the Exchange Act, which requires amendments to include the complete text of each amended item.
Response: We hereby undertake to comply with Rule 12b-15 of the Exchange Act in future amendments. Based on discussions with Ms. Carmen Moncada-Terry of the Securities and Exchange Commission, we understand that the Staff will not require that we amend our 10-K in response to this comment.
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     We hereby acknowledge the following:
(1)	We are responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with respect to the foregoing, please contact Richard Wilkie of Akin Gump Strauss Hauer & Feld at +1-202-887-4545 or Joel Swanson of Baker Botts L.L.P. at +1-713-229-1330.

Sincerely,
/s/ Charles Talbot
Charles Talbot
Vice President Finance and Chief Financial Officer

Enclosures
Richard J. Wilkie, w/encls.
Akin Gump Strauss Hauer & Feld LLP
R. Joel Swanson, w/encls.
Baker Botts L.L.P.